SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of December, 2004

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

For more information contact:
Investor Relations Area
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 - 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1980
Fax: (55 11) 3097-6182
E-mail: investor.relations@unibanco.com
www.ir.unibanco.com

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	UNIBANCO HOLDINGS S.A.
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
CNPJ 33.700.394/0001-40	CNPJ 00.022.034/0001-87

COMPANY ANNOUNCEMENT

CREDICARD GROUP SHAREHOLDERS' RESTRUCTURING

Unibanco - União de Bancos Brasileiros S.A. ("UNIBANCO") and Unibanco Holdings S.A. announce the closing, on December 29, 2004, of the transfer transactions of (i) the interest held by UNIBANCO in the capital of Credicard Banco S.A. ("CREDICARD") and (ii) the interest held by UNIBANCO in the capital of Orbitall Serviços e Processamento de Informações Comerciais Ltda. ("ORBITALL"), as per the shareholder restructuring announced on November 8, 2004.

Accordingly, Unibanco transferred its 33% investment in CREDICARD to Citigroup and to Itaucard Financeira S.A. - Crédito, Financiamento e Investimento ("ITAUCARD"), which became holders, each, of 50% interest in the capital of CREDICARD. UNIBANCO also transferred to ITAUCARD its 33% interest in the capital of ORBITALL to ITAUCARD, which became holder of 100% of ORBITALL's capital.

The interests held by UNIBANCO (31.94%), Citigroup (31.94%), ITAUCARD (31.94%) and MasterCard (4.17%) in the capital of Redecard S.A. remain unchanged. Redecard S.A. is in the business of capturing and transmitting debit and credit card transactions.

The above-mentioned restructuring generated to UNIBANCO pre-tax non-operational result of R$1,446 million, accounted for in the fourth quarter of 2004, which will be substantially offset by the amortization of goodwill balances in previously acquired companies, and by the strengthening of excess credit, restructuring and fiscal contingencies provisions.

São Paulo, December 29 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	UNIBANCO HOLDINGS S.A.
Ney Ferraz Dias	Geraldo Travaglia Filho
Investor Relations Officer	Investor Relations Officer

Please note that the original Company Announcement is in Portuguese.
In case of doubt the Portuguese version prevails.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 30, 2004

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.